UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayers’ ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”) informs its shareholders and the market in general that an agreement (“Agreement”) was reached to settle the class action lawsuit (“Class Action”) filed on June 3, 2016 before the United States District Court for the Southern District of New York (“Court”).

The Agreement was submitted to the Court on this date and, after fulfillment of its conditions, will be subject to the Court’s final approval.

The Agreement establishes the payment of US$ 14.5 million by Bradesco for the resolution of the Class Action and claims of investors who purchased Bradesco’s American Depositary Shares (ADS) from August 8, 2014 through July 27, 2016, with the exception of those who opt out of the Agreement.

The Agreement does not represent acknowledgment of guilt nor the admission responsibility by Bradesco, but has the purpose to avoid uncertainties, burdens and costs related to protracted litigation.

Cidade de Deus, Osasco, SP, July 1, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Deputy Officer and Investor Relations Officer

Should you have any questions or require further information, please contact:

investidores@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 1, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.